UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

<table>
<tr><td>[X]</td><td>QUARTERLY REPORT UNDER TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED September 30, 2008</td></tr>
<tr><td colspan="2">OR</td></tr>
<tr><td>[ ]</td><td>TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934</td></tr>
</table>

Commission file number 333-151693

DESTINY MINERALS INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

246 Horsham Avenue
North York, Ontario
Canada M2N 2A6
(Address of principal executive offices, including zip code.)

(888) 512-9124
(telephone number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.
YES [X]   NO [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	**Accelerated filer [ ]**
Non-accelerated filer [ ]	**Smaller reporting company [X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES [ ]   NO [X]**

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 8,000,000 as of November 11, 2008.

DESTINY MINERALS INC.

FORM 10-Q
September 30, 2008
INDEX

PART I-- FINANCIAL INFORMATION

PART II-- OTHER INFORMATION

SIGNATURE

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

ITEM 1.   Financial Statements

Destiny Minerals Inc.
(An Exploration Stage Company)

September 30, 2008

DESTINY MINERALS INC.
(An Exploration Stage Company)
BALANCE SHEETS
(Unaudited)

	September 30, 2008	March 31, 2008
ASSETS		
CURRENT ASSETS		
Cash & cash equivalents	$ 60,617	$ 50
TOTAL ASSETS	$ 60,617	$ 50
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Advances from related party	$ 51,713	$ 22,025
Accounts payable	2,736	-
TOTAL CURRENT LIABILITIES	54,449	22,025
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, 100,000,000 shares authorized, $0.00001 par value; none issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.00001 par value; 8,000,000 and 5,000,000 shares issued and outstanding, respectively	80	50
Additional paid-in capital	44,554	-
Deficit accumulated during exploration stage	(38,466)	(22,025)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	6,168	(21,975)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 60,617	$ 50

The accompanying notes are an integral part of these financial statements.

F-1

DESTINY MINERALS INC.
(An Exploration Stage Company)
STATEMENTS OF EXPENSES
(Unaudited)

	For the three Months Ended September 30, 2008	For the Six Months Ended September 30, 2008	For the period from February 12, 2008 (inception) through September 30, 2008
EXPENSES			
General and administrative	$ 2,219	$ 3,078	$ 5,103
Geologist	2,736	5,863	10,863
Legal and accounting	2,500	7,500	22,500
TOTAL EXPENSES	7,455	16,441	38,466
NET LOSS	$ 7,455	$ (16,441)	$ (38,466)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.00)	$ (0.00)	
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	6,000,272	5,502,869	

The accompanying notes are an integral part of these financial statements.

F-2

DESTINY MINERALS INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended September 30, 2008	For the period from February 12, 2008 (inception) through September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,441)	$ (38,466)
Accounts payable	2,736	2,736
Net cash used in operating activities	(13,705)	(35,730)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from a related party	29,688	51,713
Proceeds from issuance of common stock (net of issuance costs of $15,416)	44,584	44,634
Net cash provided by financing activities	74,272	96,347
Net change in cash	60,567	60,617
Cash, beginning of period	50	-
Cash, end of period	$ 60,617	$ 60,617
SUPPLEMENTAL CASHFLOW DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

F-3

DESTINY MINERALS INC.
(An Exploration Stage Company)
Notes to the Financial Statements
(Unaudited)

NOTE 1.   BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Destiny Minerals Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Destiny's Annual Report filed with the SEC on Form S-1/A. In the opinion of management, all adjustments, consisting of normal recurring and restatement adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure required in Destiny's fiscal 2008 financial statements have been omitted.

NOTE 2.   GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies Destiny Minerals will continue to meet its obligations and continue its operations for the next fiscal year. Realization value may be substantially different from carrying values as shown and these financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Destiny Minerals be unable to continue as a going concern. At September 30, 2008, Destiny Minerals has not generated revenues and has accumulated losses since inception. The continuation of Destiny Minerals as a going concern is dependent upon the continued financial support from its shareholders, the ability of Destiny Minerals to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These factors raise substantial doubt regarding the Destiny Minerals' ability to continue as a going concern.

NOTE 3.   RELATED PARTY TRANSACTIONS

As of September 30, 2008, Destiny Minerals owed Emad Petro, its president and sole director, $51,713 for expenses paid on its behalf for legal, accounting, consulting and administrative fees advanced. The total amount is unsecured, non interest bearing, and has no specific terms for repayment.

NOTE 4.   STOCKHOLDERS' EQUITY

During the quarter ended September 30, 2008, Destiny Minerals sold 3,000,000 share of common stock to investors for total proceeds for $60,000 (net of issuance costs of $15,416) in its public offering.

NOTE 5.   RESTATEMENT

Subsequent to the filing of our Quarterly Report on Form 10-Q for the period ended June 30, 2008, we concluded that based on our review of our expenses, we would need to restate our interim financial statements for the three months ended June 30, 2008. Incremental direct costs totaling $2,036, comprised primarily of consulting fees, incurred for the issuance of common shares (Note 4) should have been classified as prepaid expenses and then reclassified as a reduction of the proceeds upon the issuance of common shares rather than charged to current operations. The restatement for such amounts reflects our best estimate that should have been recognized in the respective periods.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

This section of this report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach this point. Accordingly, we must raise cash from sources other than the sale of minerals found on the property. That cash must be raised from other sources. Our only other source for cash at this time is investments by other. We must raise cash to implement our project and stay in business.

We will be conducting research in the form of exploration of the property. Our exploration program is explained in as much detail as possible in the business section of our prospectus. We are not going to buy or sell any plant or significant equipment during the next twelve months.

Access is provided by several trails, tertiary and secondary roads near the property.

Our exploration target is to find an ore body containing gold. Our success depends upon finding mineralized material. This includes a determination by our consultant if the property contains reserves. Mineralized material is a mineralized body, which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we don't find mineralized material or we can't remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.

In addition, we may not have enough money to complete our exploration of the property. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a second public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. In we need additional money and can't raise it, we will have to suspend or cease operations.

We must conduct exploration to determine what amount of minerals, if any, exist on our property and if any minerals which are found can be economically extracted and profitably processed.

The property is undeveloped raw land. Limited exploration in the form of obtaining surface samples, has been conducted. To our knowledge, the property has never been mined. The only event that has occurred is the recording of the property by David Zamida and a physical examination of the property by Emad Petro, our sole officer and director. The registration of the claims was included in the $5,000.00 paid to Mr. Zamida. No additional payments were made or are due to Mr. Zamida for his services, with the exception of a 1% smelter royalty. The claims were recorded in our name. Before mineral retrieval can begin, we must explore for and find mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. After that has occurred we have to determine if it is economically feasible to remove the mineralized material. Economically feasible means that the costs associated with the removal of the mineralized material will not exceed the price at which we can sell the mineralized material. We can't predict what that will be until we find mineralized material.

We do not know if we will find mineralized material. We believe that activities occurring on adjoining properties are not material to our activities. The reason is that whatever is located under adjoining property may or may not be located under our property.

We do not claim to have any minerals or reserves whatsoever at this time on any of our property.

We intend to implement an exploration program which consists of:

1. Compilation of information about the property and property visit.
2. Mapping and sampling.
3. Preparation of technical report.
4. Soil geochemistry and detailed mapping.
5. Core drilling.

We do not intend to interest other companies in the property if we find mineralized materials. We intend to try to develop the reserves ourselves through the use of consultant. We have no plans to interest other companies in the property if we do not find mineralized material. To pay the consultant and develop the reserves, we will have to raise additional funds through a second public offering, a private placement or through loans. As of the date of this report, we have no plans to raise additional funds. Further, there is no assurance we will be able to raise any additional funds even if we discover mineralized material and a have a defined ore body.

If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything else.

We do not intend to hire additional employees at this time. All of the work on the property will be conduct by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

Milestones

The milestones are as follows:

1. September 2008 to November 2008 - Retain Geologica Group Conseil to conduct the geoscientific compilation and site visit. Cost - $6,000. Time involved - 0-90 days.

2. December 2008 to April 2009 – Analysis of samples. Preparation of technical report. Cost - $7,500.

3. May 2009 to September 2009 - Mapping and sampling of property. Cost - $18,000. Time involved – up to six months, weather permitting.

The cost of the subcontractors is included in cost of the exploration services to be performed as set forth in the Use of Proceeds section and the Business section of our prospectus. All funds for the foregoing activities will be obtained from our public offering.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we conduct research and exploration of our property before we start production of any minerals we may find. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Liquidity and Capital Resources

To meet our need for cash, we raised money through our public offering. The money we raised will be applied to the items set forth in the Use of Proceeds section of our prospectus. If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything else.

Our sole officer and director has agreed to advance funds as needed until the public offering is completed or failed and has agreed to pay the cost of reclamation of the property should mineralized material not be found thereon. The foregoing agreement is oral, there is nothing in writing to evidence the same. While our sole officer and director has agreed to advance the funds, the agreement is unenforceable as a matter of law, since there is no consideration for the same. At the present time, we have not made any arrangements to raise additional cash, other than through our public offering.

We have the right to explore one property containing nine claims. We expect to start exploration operations, weather permitting, within 90 days of completing the offering. As of the date of this report we have yet to begin operations and therefore we have yet to generate any revenues.

Since inception, we have issued 5,000,000 shares of our common stock and received $50.

As of the date of this report, the Company sold 3,000,000 shares of common stock at $0.02 per share, raising a total of $60,000.

We issued 5,000,000 shares of common stock to our sole officer and director pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1993. The purchase price of the shares was $50. This was accounted for as an acquisition of shares. Mr. Petro covered our initial expenses of $51,713 including incorporation, accounting and legal fees and for registering the property, all of which was paid directly to David Zamida; Geologica Groupe Conseil, our geological consultants; our attorney; and, our accountant. The amount owed to Mr. Petro is non-interest bearing, unsecured and due on demand. Further the agreement with Mr. Petro is oral and there is no written document evidencing the agreement.

As of September 30, 2008, our total assets were $60,617 and our total liabilities were $54,449 for a working capital of $6,168.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 4T.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our Disclosure Controls were effective as of the end of the period covered by this report.

Changes in Internal Controls

We have also evaluated our internal control for financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART II. OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

Currently we are not aware of any litigation pending or threatened by or against the Company.

ITEM 1A.   RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On July 25, 2008, the SEC declared our Form S-1 registration statement effective (SEC File no. 333-151693) allowing us to sell 3,000,000 shares of common stock minimum, 5,000,000 shares of common stock maximum at an offering price of $0.02 per share. There was no underwriter involved in our public offering. As of September 30, 2008, the Company completed its public offering by issuing 3,000,000 shares of common stock and raising $60,000 (net of issuance costs of $15,416). As of September 30, 2008, the Company has 8,000,000 total shares issued and outstanding. We have used some of the funds raised during the period for operating expenses or issuance costs as follows:

Total raised as of September 30, 2008	$	60,000
Accounting and Legal Fees	$	10,380
Consulting Fees	$	5,036
Total remaining	$	44,584

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5.   OTHER INFORMATION.

None.

ITEM 6.   EXHIBITS.

The following documents are included herein:

Exhibit No.	Document Description

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities on this 12th day of November, 2008 at North York, Ontario, Canada.

DESTINY MINERALS INC.

BY: <u>EMAD PETRO</u>
Emad Petro, President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors.

EXHIBIT INDEX

Exhibit No.	Document Description

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).